UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-265382) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Mateus Scherer Schwening
	Name:	Mateus Scherer Schwening
	Title:	Chief Financial Officer and Investor Relations Officer

Date: November 13, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	StoneCo Ltd. Press Release dated November 10, 2023